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                                      Filed by SmartForce Public Limited Company
                                   pursuant to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934
                                          Subject Company: SkillSoft Corporation
                                                    Commission File No.000-28823

FOR IMMEDIATE RELEASE

Contacts:
Tom McDonald
Chief Financial Officer, SkillSoft
(603) 324-3000 x232
tmcdonald@skillsoft.com

Anna Yen
Director of Investor Relations, SmartForce
(650) 817-5924
anna_yen@smartforce.com

                          E-LEARNING LEADERS TO MERGE
  SmartForce and SkillSoft to combine to create e-Learning industry powerhouse

Redwood City, CA and Nashua, NH -- JUNE 10, 2002 -- SmartForce plc (Nasdaq:SMTF) and SkillSoft Corporation (Nasdaq: SKIL), both leading providers of e-Learning solutions to the Global 5000, today announced that they have signed a definitive agreement to merge in a stock-for-stock transaction. The combination will create a global leader in corporate e-Learning and bring together SmartForce's leading portfolio of IT, enterprise applications and sales and CRM e-Learning solutions with SkillSoft's comprehensive suite of business and professional e-Learning solutions, including management, leadership, communication, project management and customer service. The merger supports SmartForce and SkillSoft's overall strategy to deliver the most comprehensive and highest-quality learning solutions and positions the combined company to best serve the demands of this growing market.

Under the terms of the agreement to merge the companies, unanimously approved by both Boards of Directors, SmartForce shareholders are effectively receiving a premium of approximately 19 percent based on Friday's closing prices and approximately a 30 percent premium to the 30-day trailing average prices of the two companies' shares. Following the merger, SmartForce shareholders will own approximately 58 percent of the combined company, and former SkillSoft shareholders will own approximately 42 percent. Legally, the transaction is being structured as a merger of SkillSoft into a newly formed subsidiary of SmartForce, with SmartForce issuing shares to the former SkillSoft shareholders. SkillSoft shareholders will receive 2.3674 SmartForce shares for each share of SkillSoft that they own. The transaction, which is expected to be tax-free to shareholders of both companies for U.S. federal income tax purposes, will be accounted for as a purchase.

The combined company will be led by management and a board of directors derived from both companies. Greg Priest, Chairman and Chief Executive Officer of SmartForce, will be Chairman and Chief Strategy Officer of the merged company. Chuck Moran,

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President and Chief Executive Officer of SkillSoft, will serve as President and
Chief Executive Officer. Tom McDonald, Executive Vice President and Chief Financial Officer of SkillSoft, will hold the same position at the merged company. Of the five additional Executive Vice Presidents to serve for the new company, three will come from SmartForce and two from SkillSoft. The new Board of Directors will include three directors who currently sit on SmartForce's board, three directors who currently sit on SkillSoft's board, and one new outside director originally nominated by SkillSoft.

"e-Learning is transforming enterprises worldwide, allowing companies to distribute knowledge to individuals precisely when they need it in a much more efficient and powerful way. This transaction creates a powerful force in e-Learning," said Greg Priest. "The combination of our highly complementary organizations and product families will result in clear strategic benefits that we believe will create substantial long-term customer and shareholder value. By significantly expanding the content areas in which we can develop learning solutions for our customers and partners, we have the opportunity to grow revenues and profits and to build upon and enhance our combined position as the leader in e-Learning."

"For some time, we have intended to more fully expand our product line beyond interpersonal and other critical business skills to effectively address all of the e-Learning needs of our global customers," said Chuck Moran. "Following four years of focused execution to build a leading market share in soft skills e-Learning, we are confident that the timing is right to aggressively expand into the IT and vertical skills areas. This merger clearly positions our combined entity to offer the most comprehensive, high quality e-Learning solutions in the market. The combination of learning content, Referenceware(R), performance improvement tools and professional services will be unmatched, ensuring the highest return on training investments for our customers."

The combined entity will be the largest corporate e-Learning company in the world, offering over 3,000 courses and 8,000 hours of courseware. With the requisite critical mass and scale to offer comprehensive e-Learning solutions on a global basis, the company will be positioned to address a comprehensive range of training needs for all functional areas of its customers' organizations. Further, the combined company will have one of the most extensive sales and distribution platforms in the marketplace, and a combined customer base of over half the Global 5000.

The officers and directors of each company have agreed to vote in favor of the merger, and SkillSoft's largest shareholder, Warburg, Pincus, which holds approximately 32% of SkillSoft's shares, has irrevocably agreed to vote in favor of the merger. The merger agreement provides for the payment of termination fees by each company in certain circumstances, and each company has granted the other an option to purchase up to 19.9 percent of the other in certain circumstances. Subject to regulatory and shareholder approvals and customary closing conditions, the transaction is expected to close in the third quarter of 2002. Credit Suisse First Boston is acting as financial advisor to SmartForce on the transaction. Banc of America Securities is acting as financial advisor to SkillSoft on the transaction.

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Financial Impact

This transaction is expected to be accretive to SmartForce shareholders immediately, and accretive to SkillSoft shareholders in the fiscal 2004 year. For the fiscal year ended January 31, 2003, the company is forecasting revenues of approximately $99 million (using an assumed September 30, 2002 closing date) and a net loss before deal-related expenses and amortization of ($0.06) per share. For fiscal 2004 the company is forecasting combined revenue of $255 million and net income before amortization of deal-related intangibles of approximately $0.39 per share. Additional financial guidance will be given on today's investor call.

Investment and Media Community Information

The companies will host a conference call today at 5:00 p.m. EDT to discuss the merger and outlook for the combined company. The conference call can be accessed via webcast at www.shareholder.com.
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About SmartForce
SmartForce, the world's largest e-Learning company, provides integrated e-Learning solutions that enable enterprises to generate concrete, significant business outcomes by more effectively distributing knowledge around the extended enterprise. With more than 2,500 corporate customers, including many of the world's largest organizations, SmartForce e-Learning solutions bring the power of the Internet to business processes involving learning, skills development and knowledge transfer. SmartForce is quoted on the Nasdaq National Market under the symbol "SMTF." The company, which has more than 1,700 employees worldwide, has corporate headquarters at 900 Chesapeake Drive, Redwood City, CA, 94063.

For more information call SmartForce at (650) 817-5900 or visit our website at www.smartforce.com.

About SkillSoft
With more than 500 corporate customers and 2.5 million user seats, SkillSoft is a leading provider of comprehensive, integrated e-learning solutions for Global 2000 companies and government organizations. Customers receive comprehensive learning and performance support solutions for their workforce through SkillSoft's courseware library, comprised of more than 1,500 courses and simulations for global business markets. The library, which includes more than 4,000 hours of interactive instruction, encompasses a wide array of business skills, such as management, leadership communication, project management, customer service, finance and sales. SkillSoft complements its library with more than 2,000 digital and IT business Referenceware(R) titles, as well as 3,000 job aids and 3,500 SkillBriefs.

For more information call SkillSoft at (603) 324-3000 or visit our website at www.skillsoft.com.

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Additional Information And Where To Find It

SmartForce intends to file a registration statement on Form S-4 in connection with the transaction, and SmartForce and SkillSoft intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of SmartForce and SkillSoft are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about SmartForce, SkillSoft and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from SmartForce or SkillSoft. SmartForce and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce or SkillSoft in favor of the transaction. SkillSoft and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction. Information regarding SmartForce's directors and executive officers is contained in SmartForce's Form 10-K for the year ended December 31, 2001, as amended, which is filed with the SEC. As of May 31, 2002, SmartForce's directors and executive officers beneficially owned approximately 4.5 percent of SmartForce's outstanding voting stock. Information regarding SkillSoft's executive officers is contained in SkillSoft's Form 10-K for the year ended January 31, 2002 and its proxy statement dated May 13, 2002, which are filed with the SEC. As of May 31, 2002, SkillSoft's directors and executive officers beneficially owned approximately 43 percent of SkillSoft's outstanding common stock. A description of employment agreements and other interests of the SmartForce and SkillSoft directors and officers will be available in the registration statement and the joint proxy statement/prospectus.

In addition to the registration statement on Form S-4 to be filed by SmartForce in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of SmartForce and SkillSoft in connection with the transaction, each of SmartForce and SkillSoft file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by SmartForce and SkillSoft with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from SmartForce or SkillSoft.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding expected synergies,

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the effect of the merger on long-term customer and shareholder value, the ability to grow revenues and profits, the return on training investments for the companies' customers, timing of closing, industry ranking, execution of integration plans, management and organizational structure, the name of the combined company, and the tax effect to the shareholders of both companies. All forward-looking statements in this release are subject to risks, uncertainties and assumptions that could cause actual results or events to differ materially from those contained in the forward-looking statements. The factors that could cause actual results or events to differ include, but are not limited to, the possibility that the market for the sale of certain products and services may not develop as expected, that development of these products and services may not proceed as planned, that the transaction does not close, that the companies may be required to modify aspects of the transaction to achieve regulatory approval, that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty, that the parties opt for a different name for the combined company or that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies. Additional factors that could cause actual results or events to differ materially from those in the forward-looking statements are included in SmartForce's and SkillSoft's filings with the Securities and Exchange Commission, specifically SmartForce's annual report on Form 10-K for the year ended December 31, 2001, SkillSoft's quarterly report on Form 10-Q for the quarter ended April 30, 2002, and subsequently filed reports. The forward-looking information provided by SmartForce and SkillSoft in this press release represents SmartForce's and SkillSoft's views as of June 10, 2002. SmartForce and SkillSoft anticipate that subsequent events and developments may cause these views to change. However, while SmartForce and SkillSoft may elect to update this forward-looking information at some point in the future, SmartForce and SkillSoft specifically disclaim any obligation to do so. This forward-looking information should not be relied upon as representing SmartForce's or SkillSoft's views at any date subsequent to the date of this release.